EXHIBIT 99.12

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY AND ANY SECURITY ISSUED ON CONVERSION HEREOF MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY FROM THE CLOSING DATE.

Loan Agreement

dated as of
JANUARY 6, 2020

between

HIGH TIDE INC.
as Borrower

and

Windsor Private Capital Limited Partnership
as Lender

CDN $6,000,000 Loan

TORKIN MANES LLP

Table of ContentS

1.	Definitions	1
2.	Facility	10
3.	Conditions Precedent to the Advance	12
4.	Conditions Precedent to Subsequent Advances	14
5.	Interest	14
6.	Fees	16
7.	Payments and Prepayments	16
8.	Security	17
9.	Legal Fees and Expenses	19
10.	Representations and Warranties	19
11.	Affirmative Covenants	24
12.	Negative Covenants	27
13.	Reporting Requirements	29
14.	Events of Default	30
15.	Acceleration	32
16.	Remedies Cumulative	33
17.	No Prejudice, etc.	33
18.	Application of Payments and Proceeds of Realization After an Event of Default	33
19.	Rights and Waivers	34
20.	Power of Attorney	34
21.	Books and Records	34
22.	Indemnification by the Borrower	35
23.	Release of Security	35
24.	Notices	35
25.	Confidentiality	36
26.	General	38

- i -

Loan agreement

THIS AGREEMENT is made as of January 6, 2020 among High Tide Inc., a corporation formed under the laws of the Province of Alberta, as borrower, and Windsor Private Capital Limited Partnership by its general partner, Windsor Private Capital Inc., as lender.

Recitals

A. The Borrower has requested the Lender to make available to it a convertible loan in the principal amount of Six Million Canadian Dollars (CDN$6,000,000) (the “Loan”).

B. The Lender is willing to make the Loan available to the Borrower on the terms and subject to the conditions set out in this Agreement.

C. The Lender may, in its sole and absolute discretion, make available to the Borrower an additional Four Million Canadian Dollars (CDN$4,000,000) on the terms and subject to the conditions set out in this Loan Agreement.

NOW THEREFORE, in consideration of the mutual obligations contained herein and for other consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1.	Definitions

In this Agreement, unless the context otherwise requires, the following terms have the respective meanings set out below (and all such terms that are defined in the singular have the corresponding meaning in the plural and vice versa):

“Acquisition” means, with respect to a Person, any purchase or other acquisition, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (a) any other Person, (b) all or substantially all of the property, assets and undertaking of any other Person; (c) all or any portion of any division, business, or operation or undertaking of any other Person; or (d) all or substantially all of the property, assets and undertakings of all or any portion of any division, business, operation or undertaking of any other Person;

“Advance” means an extension of credit by the Lender to the Borrower pursuant to this Agreement;

“Affiliate” means, with respect to a Person, any other person that directly or indirectly Controls, or is controlled by, or is under common Control with, that Person;

“Agreement” means this agreement and all Schedules attached hereto as the same may be amended, restated, replaced or superseded from time to time;

“Asset Sale” means a sale, lease or sub-lease (as lessor or sublessor), assignment, conveyance, transfer or other disposition by the Borrower or a Corporate Subsidiary to, or any exchange of property by the Borrower or a Corporate Subsidiary with, any Person, in one transaction or a series of transactions, of all or any non-immaterial part of the Borrower’s or a Corporate Subsidiary’s business, assets or properties of any kind, whether real, personal, or mixed and whether tangible or intangible, other than inventory sold in the ordinary course of business and other than one or more development permits held by the Borrower or a Corporate Subsidiary;

“Banking Day” means a day other than a Saturday or a Sunday or other day on which banks are required or authorized to close in Toronto, Canada;

“Borrower” means High Tide Inc., a corporation incorporated under the Business Corporations Act (Alberta), and its successors and permitted assigns;

“Canadian Dollars” and “CDN$” mean the lawful currency of Canada in immediately available funds;

“Cannabis Laws” means the Cannabis Act (Canada), Cannabis License Act, 2018 (Ontario), the Gaming, Liquor and Cannabis Act (Alberta), the Cannabis Control Act (Saskatchewan), the Criminal Code (Canada), and any other law, statute, rule or regulation in Canada or any other applicable jurisdiction (including any Province, Territory or other sub-jurisdiction), in force or which may be enacted from time to time, relating in any way to the production, cultivation, possession, storage, transportation, distribution, sale or use of cannabis and related substances and products, and including all policies, regulations, official directives, orders, judgments and decrees promulgated under any of the foregoing, including without limitation the Retail Cannabis Store Handbook (Alberta) and the Cannabis Representative Handbook (Alberta);

“Closing Date” means the date on which the Lender confirms to the Borrower that the conditions set forth in Section 3(a) have been met to its satisfaction;

“Control” (including any correlative term) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person (whether through ownership of securities or partnership or trust interests, by contract or otherwise); without limiting the generality of the foregoing (i) a Person is deemed to Control a corporation if such Person (or such Person and its Affiliates) holds outstanding shares of the corporation carrying votes in sufficient number to elect a majority of the board of directors of the corporation, (ii) a Person is deemed to Control a partnership if such Person (or such Person and its Affiliates) holds more than 50% in value of the equity of the partnership, (iii) a Person is deemed to Control a trust if such Person (or such Person and its Affiliates) holds more than 50% in value of the beneficial interests in the trust, and (iv) a Person that Controls another Person is deemed to Control any Person controlled by that other Person. For greater certainty, (i) a Person is not deemed to control another Person by virtue only of such first Person’s role of director or manager of the second Person, and (ii) the Borrower shall not be deemed to control Saturninus Partners for so long as the Borrower holds 50% or less in value of the equity of Saturninus Partners.

“Conversion Price” means, the lesser of: (i) $0.17; and (iii) the lowest price paid in connection with a Dilutive Issuance;

“Corporate Subsidiaries” means, the Guarantors and any future direct or indirect Subsidiary of the Borrower (each a “Corporate Subsidiary”);

“Debt” means, with respect to any Person: (i) an obligation of such Person for borrowed money; (ii) an obligation of such Person evidenced by a note, bond, debenture or other similar instrument; (iii) an obligation of such Person for the deferred purchase price of property or services, excluding trade payables and other accrued current liabilities incurred in the ordinary course of business in accordance with customary commercial terms; (iv) a capitalized lease obligation of such person; (v) a guarantee, indemnity, or financial support obligation of such Person, determined in accordance with generally accepted accounting principles; (vi) an obligation of such Person or of any other Person secured by a Lien on any property of such Person, even though such Person has not otherwise assumed or become liable for the payment of such obligation; or (vii) an obligation arising in connection with an acceptance facility or letter of credit issued for the account of such Person; or (viii) a share in the capital of such Person that is redeemable by such Person either at a fixed time or on demand by the holder of such share (valued at the maximum purchase price at which such Person may be required to redeem, repurchase or otherwise acquire such share);

“Default” means an event or circumstance, the occurrence or non-occurrence of which would, with the giving of a notice, lapse of time or a combination thereof, constitute an Event of Default unless remedied within the prescribed delays or waived in writing by the Lender;

“Dilutive Issuance” means if at any time while the Loan Obligations are outstanding, the Borrower issues common shares or securities convertible into or exercisable for common shares: (A) at a price per share that is lower than both sub item (i) and (ii) of the definition of Conversion Price; or (B) that contains provisions for an adjustment mechanism that adjusts the exercise or conversion price per share to a price per share that is lower than the Conversion Price set forth in sub items (i) and (ii) of the definition of Conversion Price and said adjustment mechanism has been triggered; provided however, that “Dilutive Issuance” as defined shall not include either (A) the Hamilton Acquisition, provided that such transaction closes on or before the day that is the thirtieth (30th) day following the Closing Date; or (B) an issuance of shares in satisfaction of one or more accounts payable, individually or cumulatively, of the Borrower or any Corporate Subsidiary in an aggregate amount not to exceed Two Hundred and Fifty Thousand Canadian Dollars (CDN$250,000) in any twelve (12) month period, with the first day of the first twelve (12) month period beginning on the Closing Date; provided however, that if the Loan Agreement is renewed in accordance with Section 2(g) hereof, the Borrower and the Lender agree that the aggregate amount set forth in this Section (B) shall be subject to change, which change shall be mutually agreed upon by the Borrower and the Lender, each acting reasonably;

“Draw Request” means a notice in the form of Schedule “B” given by the Borrower to the Lender for the purposes of requesting and Advance;

“Environmental Laws” means any present or future applicable federal, provincial, municipal or other local law, statute, regulation or by-law, code, ordinance, decree, directive, standard, policy, rule, order, treaty, convention, judgment, award or determination, in each case having the force of law, for the protection of the environment or human health in any applicable jurisdiction;

“Event of Default” means any of the events described in Section 14;

“Facility” has the meaning attributed to such term in Section 2.

“Facility Maximum Amount” means, subject to the terms of Section 2(f), Six Million Canadian Dollars (CDN$6,000,000);

“Governmental Body” means the Regulator and any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities or stock exchange;

“Guarantors” means, collectively, each of: (i) Famous Brandz Inc.; (ii) RGR Canada Inc.; (iii) Smoker’s Corner Ltd.; (iv) Canna Cabana Inc.; (v) KushBar Inc.; (vi) Kush West Distribution Inc.; (vii) HT Global Imports Inc.; (viii) Canna Cabana (SK) Inc.; (ix) High Tide Inc. B.V.; (x) SJV B.V.; (xii) SJV 2 B.V.; (xiii) SJV USA Inc.; (xiv) Valiant Distribution Inc. and any other Person who from time to time provides a guarantee to the Lender in respect of the Loan Obligations (each a “Guarantor”);

“Initial Maturity Date” means December 15, 2020.

“KushBar Security” means (i) certain security granted by KushBar Inc. in favour of                  pursuant to a general security agreement dated December 12, 2019 and entered into by and between KushBar Inc. and                 , and (ii) a pledge of all common shares in the capital of KushBar Inc. held by the Borrower, granted by the Borrower in favour of                  pursuant to a share pledge agreement dated December 12, 2019 and entered into by and between the Borrower, KushBar Inc. and                 , and (iii) an assignment of certain indebtedness of KushBar Inc. owing to the Borrower, granted by the Borrower in favour of                  pursuant to an assignment of shareholder’s loan agreement dated December 12, 2019 and entered into by and between the Borrower and                 ;

“Lender” means Windsor Private Capital Limited Partnership, represented by its general partner Windsor Private Capital Inc. and its successors and permitted assigns;

“Lien” means any mortgage, charge, pledge, hypothecation, security interest, assignment, encumbrance, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant, adverse claims, royalties, third party claims, or other encumbrance, whether fixed or floating over any property, whether real, personal or mixed, tangible or intangible, of any nature or any other arrangement or condition that in substance secures payment or performance of an obligation;

“Loan Documents” means, collectively, this Agreement, the Security Documents, the Warrant Certificate, the Convertible Debenture and any other agreements or documents entered into in connection with the transactions contemplated herein and therein and until the Loan Obligations are repaid in full, and “Loan Document” means any one of them;

“Loan Obligations” means the present and future indebtedness, obligations, liabilities, promises, covenants, responsibilities and duties (actual or contingent, joint or several, absolute or contingent, direct or indirect, matured or unmatured, now existing or arising hereafter), whether arising by agreement or statute, at law, in equity or otherwise of the Borrower, whether as principal debtor, guarantor, surety or otherwise, owing or incurred to the Lender arising under, by reason of or otherwise in respect of each of this Agreement or any other Loan Document;

“Material Adverse Change” means a material adverse change in (a) the business, assets, liabilities, financial position, prospects, results of operations, assets, or operations of the Borrower and Guarantors, taken as a whole, or (b) the ability of the Borrower or a Guarantor to perform any of its Loan Obligations to which it is a party, or (c) the validity or enforceability of this Agreement or any of the other Loan Documents or the rights and remedies of the Lender hereunder or thereunder. Notwithstanding the foregoing, the Lender agrees and acknowledges that the Borrower may                                                                                                                                                                                                 ;

“Material Contracts” means agreements of the Borrower listed in Schedule “G”, and any other agreements of the Borrower and Guarantors, the termination or cancellation of which would result in a Material Adverse Change. A true and accurate copy of each such Material Contract in existence as at the date hereof has been delivered to the Lender;

“Outstanding Debt” means the Outstanding Principal Obligations together with any accrued and unpaid interest thereon;

“Outstanding Principal Obligations” means, at any time, the aggregate principal amount of the Advances made by the Lender to the Borrower hereunder, outstanding at such time;

“Permitted Acquisitions” means each of the following:

(a)	the Acquisition by the Borrower of (i) pursuant to an entered into by and among , and the ;

(b)	the Acquisition by the Borrower pursuant to entered into by and among , and the Borrower (the “ ”);

(c)	the Acquisition by the Borrower pursuant to entered into by and among and the Borrower;

(d)	the Acquisition by Canna Cabana (SK) Inc., a Subsidiary of the Borrower, of all of the common shares in the capital of pursuant to entered into by and among Canna Cabana (SK) Inc., the Borrower, ; and

(e)	in order for each of items (a) through (e) above to be a Permitted Acquisition, the Borrower must provide, not less than five (5) days prior to the date of such Acquisition (or such shorter period if the acquisition is taking place within five (5) days of the Closing Date), to the Lender, in form and substance satisfactory to the Lender, acting reasonably, copies of:

i.	to the extent available, the acquisition agreement and all material related agreements and instruments, and all opinions, certificates, lien search results, court orders and related court materials (if applicable) in connection with a Permitted Acquisition;

ii.	to the extent available, most currently available financial statements, including without limitation, balance sheets, statements of income and statements of change in financial position, that are in the Borrower’s possession with respect to a Permitted Acquisition; and

iii.	any other documents that the Lender may reasonably request in connection with a Permitted Acquisition.

“Permitted Costs” means costs associated with each of the following, provided that such costs are approved by the Lender in its sole and absolute discretion:

(a)	construction costs related to certain Alberta store openings; and

(b)	opening inventory costs related to certain Alberta store openings.

“Permitted Debt” shall mean:

(a)	the Outstanding Debt;

(b)	unsecured indebtedness to trade creditors in the ordinary course of business;

(c)	indebtedness incurred as a result of endorsing negotiable instruments received in the ordinary course of business; and

(d)	any Debt of the Borrower or a Guarantor provided that the prior written consent of the Lender has been given in respect of such Debt, and the rights of the holder of such Debt are subordinated to all rights of the Lender under or in respect of the Loan Obligations and Security pursuant to a subordination agreement containing payment and non-payment, default, standstills and other provisions, satisfactory in form and substance to the Lender;

(e)	any intercompany Debt among the Borrower or any of the Secured Guarantors;

(f)	any Debt of the Borrower or a Guarantor described in Schedule “I” to this Agreement;

(g)	subject to the Lender’s written consent, any Debt of any Person that becomes a Corporate Subsidiary in connection with a Permitted Acquisition; and

(h)	any re-financings, renewals and extensions of any of the foregoing, provided that the: (i) indebtedness outstanding under such re-financing, renewal, or extension is not increased; (ii) the terms, conditions, covenants and interest rate under such re-financing, renewal or extension remain the same or are more beneficial to the Borrower; (iii) the cash flow impact of such re-financing, renewal or extension remains the same or is more beneficial to the Borrower; and (iv) that such re-financing, renewal or extension does not prejudice the rights and remedies of the Lender under this Agreement or any of the other Loan Documents;

“Permitted Liens” means, in respect of the Borrower and each Guarantor:

(a)	a Lien for Taxes, assessments or governmental charges:

(i)	which are not due or delinquent at that time; or

(ii)	the validity of which is being contested by the Borrower or Guarantor diligently and in good faith;

(b)	the Lien of any judgment rendered, or order filed, against the property and assets of the Borrower or Guarantor which the Borrower or Guarantor is contesting diligently and in good faith at that time:

(i)	in respect of which the Borrower or Guarantor has set aside a reserve sufficient to pay such judgment or claim in accordance with generally accepted accounting principles; or

(ii)	which are not material, having regard to the assets and properties of the Borrower or Guarantor;

(c)	a Lien, privilege or other charge imposed or permitted by law (such as, without limitation, a carrier’s lien, builder’s lien or materialmen’s lien) which either:

(i)	relates to obligations not due or delinquent at that time; or

(ii)	at such time is not a material risk to assets of the Borrower or Guarantor whether because no steps or proceedings to enforce the Lien, privilege or charge have been initiated at that time or because the value of the assets of the Borrower or Guarantor affected thereby is not material to such Borrower or Guarantor;

(d)	an undetermined or inchoate Lien, privilege or charge arising in the ordinary course of its current operations:

(i)	which has not been filed pursuant to law against the Borrower or Guarantor or the property or assets of the Borrower or Guarantor at that time;

(ii)	in respect of which no steps or proceedings to enforce such Lien, privilege or charge have been initiated at that time;

(iii)	which relates to obligations which are not due or delinquent at that time; or

(iv)	if, at such time, such Lien, privilege or charge does not pose a material risk to the property and assets of the Borrower or Guarantor whether because no steps or proceedings to enforce the Lien, privilege or charge have been initiated at that time or because the value of such assets of such Borrower or Guarantor affected thereby is not material to such Borrower or Guarantor;

(e)	cash, marketable securities or bonds deposited in connection with bids or tenders, deposited with a court as security for costs in any litigation, deposited to secure workers’ compensation or unemployment insurance liabilities or deposited to secure the performance of statutory obligations not to exceed CDN$100,000 in the aggregate (among the Borrower and Guarantors, taken together) outstanding at any time;

(f)	Liens securing the performance of statutory obligations, surety or performance bonds, and other obligations of like nature incurred in the ordinary course of business of the applicable Borrower or Guarantor, the prior written consent of the Lender has been given, such consent not to be unreasonably withheld or delayed;

(g)	subject to the Lender’s written consent, any Lien registered against any Person that becomes a Corporate Subsidiary in connection with a Permitted Acquisition;

(h)	Liens securing Permitted Debt and subordinated third party Debt provided that:

(i)	such Liens rank subordinate to the Security;

(ii)	the prior written consent of the Lender has been given; and

(iii)	if required by the Lender, a subordination agreement has been entered into by each secured party with the Lender in form and substance satisfactory to the Lender;

(i)	Liens arising in connection with the KushBar Security;

(j)	Liens arising in connection with the Security;

(k)	the Security;

(l)	the Liens described in Schedule “A” to this Agreement. For greater certainty, the Lender agrees, acknowledges and covenants to (A) upon request by the Borrower, subordinate its security to the collateral that is the subject matter of the Security, in favour of the holders of the Security, on the terms to be set forth in a written agreement to be entered into at a later date by the Lender, Canna Cabans (SK) Inc., the holders of the Security, and such other Persons as may be reasonably required to give effect to such agreement, any security interest or Lien that Lender may have in any property or assets of Canna Cabana (SK) Inc. situated at 1010 100th Street, , Saskatchewan, and (B) upon request by the Borrower, forthwith execute and deliver or cause to be executed and delivered, all such reasonable agreements, documents and instruments and do or cause to be done all such other matters and things which may be necessary to give effect to the subordination contemplated by the foregoing subparagraph (A); and

(m)	any renewal, replacement or extension of any of the foregoing, provided that the: (i) indebtedness outstanding under such renewal, replacement or extension is not increased; (ii) the terms, conditions, covenants and interest rate under such renewal, replacement or extension remain the same or are more beneficial to the Borrower; (iii) the cash flow impact of such renewal, replacement or extension remains the same or is more beneficial to the Borrower; and (iv) that such renewal, replacement or extension does not prejudice the rights and remedies of the Lender under this Agreement or any of the other Loan Documents;

“Person” means an individual, company, partnership (whether or not having separate legal personality), corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture or other entity, or a government, state or political subdivision thereof;

“Regulator” means the any Government Body appointed to regulate the licensing of cannabis in the respective jurisdiction;

“Regulator Licenses” means all authorizations, approvals, consents, exemptions, licenses, grants, permits, franchises, rights, privileges or no-action letters from any Governmental Body related to cannabis and issued by the Regulator;

“Renewal Fee” means if the Facility is renewed in accordance with Section 2(g), a fee in the amount of one and a half percent (1.5%) of the then Outstanding Debt;

“Renewal Maturity Date” means if the Facility is renewed in accordance with Section 2(g), December 15, 2021;

“Secured Guarantor” means any Person who from time to time grants a security interest to the Lender pursuant to this Loan Agreement;

“Security” means the Liens and guarantees created (or intended to be created) from time to time by the Security Documents;

“Security Documents” means, at any time, the agreements, documents and instruments listed in Section 8(a) and each additional agreement, document and instrument delivered by the Borrower or a Guarantor to or for the benefit of the Lender at or before such time to secure or guarantee, directly or indirectly, the payment or performance of any of the Loan Obligations;

“Smoker’s Corner Ltd. Guarantee” means the guarantee limited to          plus interest provided by Smoker’s Corner Ltd. in favour              in connection with a loan by                            pursuant to

“Subsidiary” means a Person that is under the Control, directly or indirectly, of the Borrower;

“Taxes” includes all present and future income, corporation, capital gains, capital and value-added and goods and services, harmonized sales, real property taxes and all stamp and other taxes and levies, imposts, deductions, duties, charges and withholdings whatsoever together with interest thereon and penalties with respect thereto, if any, and any other taxes, customs duties, fees, assessments, royalties, duties, deductions, compulsory loans or similar charges in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, employment insurance payments and workers compensation premiums, together with any instalments, and any interest, fines and penalties, additions to tax or other additional amounts, imposed, assessed, reassessed or collected by any governmental authority, whether disputed or not;

“Term Sheet Execution Date” shall mean December 8, 2019;

“         Security” means certain security to be granted over the assets of Canna Cabana (SK) Inc. situated at                            in favour of                  pursuant to                   to be entered into by and between Canna Cabana (SK) Inc. and                  ;

“Validity Guarantee” means the validity guarantee by          in favor of the Lender; and

“Warrant Certificate” means the warrant certificate by the Borrower to the Lender to purchase common shares in the capital of the Borrower;

2.	Facility

(a)	Facility Amount. Upon and subject to the conditions hereof, the Lender agrees to make available to the Borrower a non-revolving term facility (the “Facility”) in a principal amount not to exceed the Facility Maximum Amount, subject to the terms of this Section 2(f). The Borrower shall be entitled to request Advances under the Facility no more than once per month (which for certainty, shall exclude the Advance and Draw Request dated the date hereof) by submitting to the Lender a Draw Request five (5) Banking Days prior to the date of the Advance request set forth in the Draw Request, unless otherwise agreed to by the Lender.

(b)	Amount of Monthly Advances. Any Advances requested by the Borrower shall: (i) be subject to a minimum monthly Advance amount of Two Hundred and Fifty Thousand Canadian Dollars (CDN$250,000).

(c)	Initial Advance. The obligation of the Lender to make the initial Advance is subject to, and conditional upon, the satisfaction by the Borrower of the conditions precedent contained in Section 3.

(d)	Subsequent Monthly Advances. The obligation of the Lender to make subsequent monthly Advances is subject to, and conditional upon, the satisfaction by the Borrower of the conditions precedent contained in Section 4.

(e)	Purpose of the Loan. The Borrower shall use the Loan only to fund Permitted Acquisitions, Permitted Costs, and to satisfy fees contemplated in Section 6(a) and Section 9.

(f)	Increase in the Facility Maximum Amount. The Lender, in its sole and absolute discretion, may increase the Facility Maximum Amount by an additional Four Million Canadian Dollars (CDN$4,000,000) to be used by the Borrower to fund Permitted Acquisitions.

(g)	Facility Renewal. The Facility shall renew on the Initial Maturity Date for an additional one (1) year term subject to:

(i)	no Default or pending Event of Default shall have occurred or be continuing;

(ii)	no actual or imminent Material Adverse Change in the business of the Borrower (including regulatory or general industry conditions) shall have occurred;

(iii)	the Borrower shall have paid the Renewal Fee; and

(iv)	there being no outstanding indebtedness owing by the Borrower to any Person, other than the Lender, maturing prior to the Renewal Maturity Date, it being understood that the Borrower shall be entitled to issue securities to satisfy any of its interest and principal repayment obligations.

(h)	Convertible Nature of the Loan. While the Loan Obligations hereunder remain outstanding, and after the date which is six (6) months after the Closing Date, the Lender shall have the right, at its option, subject to the policies and regulations of the Canadian Stock Exchange and applicable securities laws, and upon three (3) Banking Days’ notice to the Borrower, to convert the Outstanding Debt, from to time to time and at any time, in whole or in part, into common shares of the Borrower at a price per share equal to the Conversion Price. For so long as this Loan Agreement remains in effect, the Lender hereby covenants and agrees that it will not, and shall cause any related Person to not, short sell the common shares of the Borrower. Notwithstanding the foregoing, the Lender shall be permitted, upon five (5) Banking Days’ written notice to the Borrower, to engage in short sale transactions to the extent that such transactions form part of a series of transactions in connection with the conversion of the Outstanding Debt under the Debenture into common shares of the Borrower or an exercise of warrants under the Warrant Certificate.

3.	Conditions Precedent to the Advance

Subject to Section 3(b), the Borrower shall ensure that each of the following conditions has been satisfied on the Closing Date and the obligations of the Lender under this Agreement to make the Advance are subject to and conditional upon the following conditions precedent being satisfied:

(a)	prior to making any Advances hereunder, the Lender shall have received all of the following in form and substance satisfactory to the Lender in its sole and absolute discretion:

(i)	the Borrower shall have given a Draw Request to the Lender in accordance with the notice requirements provided herein;

(ii)	original copies of each of the Loan Documents duly executed and delivered by each party thereto, and such Loan Documents are in full force and effect enforceable against the parties thereto in accordance with their respective terms;

(iii)	evidence to the satisfaction of the Lender that all registrations and other actions as may be necessary to create, perfect, preserve and protect the Security and its validity, effect and priority have been effected in all jurisdictions and under all statutes as may be required by the Lender and its counsel with priority satisfactory to the Lender, subject to Permitted Liens;

(iv)	evidence to the satisfaction of the Lender that all directors, shareholders, regulatory, governmental, and other approvals necessary in connection with the execution and delivery of the Loan Documents and the consummation of the transactions contemplated thereby have been obtained;

(v)	certified copies of each of: (i) the constating documents of the Borrower and each Guarantor; (ii) the resolutions authorizing the execution, delivery and performance of each of the Borrower’s and each Guarantor’s respective obligations under the Loan Documents and the transactions contemplated herein; (iii) the incumbency of the officers of the Borrower and each Guarantor; and (iv) the share register of each Guarantor;

(vi)	a certificate of status, good standing, or equivalent for all relevant jurisdictions in respect of the Borrower and each Guarantor;

(vii)	evidence to the satisfaction of the Lender that all existing Debt of the Borrower and each Guarantor (other than Permitted Debt) has been subordinated to the Loan and that the Security constitutes a first ranking security interest against the Borrower and each Guarantor;

(viii)	an executed copy of the Warrant Certificate in the form attached hereto as Schedule “K”; which for greater certainty, shall be issued subject to all applicable laws (including the policies of the Canadian Securities Exchange);

(ix)	an executed copy of the Validity Guarantee;

(x)	a certificate evidencing the insurance coverage required to be maintained by the Borrower pursuant to this Agreement;

(xi)	receipt by the Lender of all fees due and payable to the Lender on the Closing Date pursuant to or otherwise in respect of this Agreement and the term sheet executed by the parties hereto, including payment to the Lender of all reasonable fees, costs and expenses (invoiced or estimated) payable by the Lender to the Lender’s counsel in respect of the Loan Documents;

(xii)	satisfactory review by the Lender of the financial arrangements of the Borrower and each Guarantor and satisfactory completion by the Lender of its financial, operational and other due diligence of the Borrower and each Guarantor;

(xiii)	evidence to the satisfaction of the Lender that no Default or Event of Default has occurred and is continuing or would result from making the Advance and a senior officer of the Borrower shall have certified the same to the Lender;

(xiv)	evidence to the satisfaction of the Lender that no Material Adverse Change has occurred including, without limitation, as a result of changes to any applicable laws;

(xv)	the certification of a senior officer of the Borrower that no material default or breach has occurred under any of the Material Contracts;

(xvi)	evidence to the satisfaction of the Lender that all representations and warranties of the Borrower in this Agreement are true and correct as of the date of the Advance;

(xvii)	current legal opinions addressed to the Lender from counsel to the Borrower and each Guarantor, relating to such matters as the Lender may reasonably require;

(xviii)	an executed copy of the post-closing undertaking agreement (the “Post-Closing Undertaking”). For greater certainty, where any item contained in this Section 3(a) is to be delivered pursuant to the Post-Closing Undertaking, the timing for delivery of each such item shall be determined by the Post-Closing Undertaking;

(xix)	such other agreements, documents and instruments as the Lender may reasonably require.

(b)	The conditions set forth in Section 3(a) are inserted for the sole benefit of the Lender and may be waived by the Lender, in whole or in part, (with or without terms or conditions) for any purpose at any time.

4.	Conditions Precedent to Subsequent Advances

(a)	The obligations of the Lender under this Agreement to make subsequent Advances are subject to and conditional upon the following conditions precedent being satisfied:

(i)	the Borrower shall have given a Draw Request to the Lender in accordance with the notice requirements provided herein;

(ii)	there being no actual or pending Material Adverse Change in the business of the Borrower;

(iii)	the representations and warranties set forth herein and in the other Loan Documents shall be true and correct in all material respects as of the time of the Advance, except for any such representations and warranties which are specifically expressed to have been given only as at the date of this Loan Agreement;

(iv)	there being no breach of any of the covenants set forth in Section 11 or Section 12 of this Loan Agreement, nor shall the making of the Advance result in the occurrence of a breach of the same;

(v)	subject to the Post-Closing Undertaking, any covenants required by Section 3 of this Loan Agreement that have not been performed as of the date of a subsequent Advance shall be performed;

(vi)	no Default or Event of Default shall have occurred and be continuing, nor shall the making of the Advance result in the occurrence of any Default or Event of Default; and

(vii)	the then Outstanding Principal Obligations, together with the amount requested in the Draw Request, do not exceed the Facility Maximum Amount.

5.	Interest

(a)	Interest. The Borrower shall pay to the Lender interest on the Outstanding Principal Obligations calculated daily based on the actual number of days elapsed in a year of three hundred and sixty five (365) or three hundred and sixty six (366) days (as applicable) and payable monthly at a rate equal to eleven and a half percent (11.5%) per annum.

(b)	Interest Payments. Accrued interest shall be paid monthly, in arrears, on the last day of each calendar month. In the event that the last day of a calendar month is not a Banking Day, then the interest payment to be made on that date shall be made on the immediately preceding Banking Day.

(c)	Interest on Overdue Amounts. If any sum due and payable by the Borrower hereunder is not paid when due in accordance with the applicable provisions of this Agreement (whether on its stipulated due date, on demand, on acceleration or otherwise) or upon notification to the Borrower by the Lender of the occurrence of an Event of Default, and provided such Event of Default and/or the interest payable has not been cured or paid by the Borrower or waived by the Lender, then the Borrower shall pay to the Lender interest on the outstanding balance of such overdue sum (including principal, interest, fees and other amounts) at the rate of 18% per annum (the “Default Rate”), subject to and only to the extent permitted by applicable law, calculated daily and compounded and payable monthly on the first Banking Day of each month from and after the due date of such sum or the date of the occurrence of the Event of Default to and including the date of payment in full.

(d)	Interest Generally. Interest payable on any amount under this Agreement shall accrue and be payable both before and after maturity, demand, default and judgment at the applicable rate set out in Section 5(a) with interest on overdue interest at the rate set out in Section 5(c) until paid.

(e)	Interest Act Compliance. For the purposes of the Interest Act (Canada) and applicable law, any rate of interest made payable under the terms of this Agreement at a rate or percentage (the “Contract Rate”) for any period that is less than a consecutive 12 month period, such as a 360 or 365 day basis, (the “Contract Rate Basis”), is equivalent to the yearly rate or percentage of interest determined by multiplying the Contract Rate by a fraction, the numerator of which is the number of days in the consecutive twelve (12) month period commencing on the date such equivalent rate or percentage is being determined and the denominator of which is the number of days in the Contract Rate Basis.

(f)	Effective Rate. If the aggregate “interest” or “fees” payable hereunder is deemed by a court to be in the nature of an unlawful penalty, or if any payment, collection or demand pursuant to this agreement in respect of “interest” or “fees” is determined to be unlawful in any respect, such payment, collection or demand shall be deemed to have been made by mutual mistake of the Borrower and the Lender and the amount of such payment or collection shall be refunded to the Borrower. For purposes hereof, the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles over the term of the Loan on the basis of annual compounding of the lawfully permitted rate of interest and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Lender will be conclusive for the purposes of such determination. If it is not determinable which particular payment or collection is determined to be unlawful and contrary to the law, the Lender will, in consultation with the Borrower, determine the payments or collections to be refunded.

(g)	No Deemed Reinvestment. The principle of deemed reinvestment of interest shall not apply to any interest, discount or fee calculation under this Agreement.

(h)	Rates are Nominal Rates. The rates of interest, discount and fees stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

6.	Fees

(a)	Placement Fee. The Borrower shall pay, and shall be obligated to pay, contemporaneously with the execution of this Agreement, a placement fee to the Lender on or before the Closing Date in the amount of Two Hundred and Ten Thousand Canadian Dollars (CDN$210,000) representing three and a half percent (3.5%) of the Facility Maximum Amount. Notwithstanding the foregoing, the Borrower may elect to capitalize the placement fee in order to satisfy the same.

(b)	Management Fee. Commencing on the Closing Date until the repayment in full of all amounts owing hereunder, the Borrower shall pay to the Lender a monthly administrative fee in the amount of Three Hundred Canadian Dollars (CDN$300.00), which administrative fee shall be payable on the last day of each month, beginning in the month in which the initial Advance occurs.

(c)	Renewal Fee. If the Facility is renewed in accordance with Section 2(g), the Borrower shall pay, and shall be obligated to pay, a Renewal Fee to the Lender in the amount of one and a half percent (1.5%) of the then Outstanding Debt, which shall be paid on or before the renewal date.

7.	Payments and Prepayments

(a)	Maturity Date. Unless the Loan Obligations are required to be repaid at an earlier date pursuant to the terms hereof, and subject to the Loan being renewed in accordance with Section 2(g), the Borrower shall repay the Outstanding Debt together with all other amounts owing hereunder on the Initial Maturity Date. If the Loan is renewed, then the Borrower shall repay the Outstanding Debt together with all other amounts owing hereunder on the Renewal Maturity Date.

(b)	Prepayments. The Borrower shall have the right to prepay all or a portion of the Outstanding Debt and any other amounts outstanding, at any time or from time to time, upon thirty (30) days’ prior written notice to the Lender, and subject to satisfaction of Section 7(c). Any pre-payment of Outstanding Principal Obligations will permanently reduce the Facility Maximum Amount of the Lender under the Loan and cannot be advanced again to the Borrower. Partial prepayments must be in amounts of not less than Two Hundred and Fifty Thousand Canadian Dollars (CDN$250,000.00).

(c)	Minimum Interest. In the event that the prepayment by the Borrower of all or a portion of the Outstanding Debt in accordance with Section 7(b) occurs, the Lender shall receive at the time of such prepayment, as consideration for the Lender making the Loan available to the Borrower, a fee in an amount such that the Lender shall have received a minimum interest return over the term equal to six (6) months of interest calculated on the amount being prepaid.

(d)	Place of Payment. Each payment in respect of Outstanding Principal Obligations, interest, fees and other amounts owing by the Borrower under or otherwise in respect of any Loan Document shall be made for value at or before 1:00 p.m. (Toronto time) on the day such payment is due, provided that, if any such day is not a Banking Day, such payment shall be deemed for all purposes of this Agreement to be due on the Banking Day immediately preceding such day (and any such adjustment shall be taken into account for purposes of the computation of interest and fees payable under this Agreement). All payments shall be made by wire transfer to the Lender pursuant to the wire instructions set out in Schedule “C” or such other commercially reasonable means that the Lender may from time to time advise the Borrower in writing. Any payment received after 1:00 p.m. (Toronto time) on a Banking Day shall be credited for value on the next following Banking Day.

8.	Security

(a)	Security Documents. As general and continuing security to secure the due payment and performance of the Loan Obligations, the Borrower shall deliver on the Closing Date or in accordance with the timelines set forth in the Post-Closing Undertaking to the Lender, or cause the delivery to the Lender of, each of the agreements, documents and instruments (each in form and substance satisfactory to the Lender) listed below to be executed and/or delivered by the Borrower or a Guarantor:

(i)	a general security agreement from the Borrower and each Guarantor in favour of the Lender, constituting a first-priority Lien (subject to Permitted Liens) on all of the present and future personal (movable) property of the Borrower and each Guarantor;

(ii)	an unlimited guarantee agreement by each Guarantor in favour of the Lender to guarantee the Loan Obligations;

(iii)	the Validity Guarantee;

(iv)	a pledge of shares, or a mortgage over shares, as applicable, granted by: (a) (or such Person who may from time to time be the registered holder of shares beneficially owned by ) to the Lender with respect to the shares beneficially held by in the capital of the Borrower, it being understood that (A) certain of the pledged shares in the Borrower are subject to escrow conditions in accordance with applicable securities laws, and that such escrowed shares shall be delivered to the Lender promptly following their release from escrow, and (B) REDACT ;

(v)	a negative covenant agreement granted by the Borrower and each Guarantor that is not a Secured Guarantor;

(vi)	such further security agreements, deeds or other instruments of conveyance, assignment, transfer, mortgage, pledge or charge as the Lender may reasonably request to effectively secure the undertaking, property and assets of the Borrower and each Guarantor in the manner contemplated by the security referred to in (i) through (iii) above.

(b)	Insurance. The Borrower will cause the Lender (or its representative) to be named as a first loss payee and additional insured on all insurance policies relating to the assets covered by the Security (including credit insurance policies). Each policy must contain a “mortgage clause” and must also provide that the insurer will give to the Lender at least thirty (30) days’ written notice of intended cancellation or non-renewal. The Borrower must furnish to the Lender on the Closing Date evidence satisfactory that the required insurance coverage is in effect.

(c)	Valid Lien. All Security shall constitute a valid first ranking Lien which Lien shall be a first priority Lien on the assets charged thereby subject only to the Permitted Liens.

(d)	Survival of Representations, Warranties and Covenants. All agreements, representations, warranties and covenants made by the Borrower and any Guarantor in the Loan Documents or otherwise with respect thereto or any transactions contemplated thereby, shall be considered to have been relied upon by the Lender and shall survive the execution and delivery of the Loan Documents or any investigation made at any time by or on behalf of the Lender and any disposition or payment of the Loan until repayment in full of all Loan Obligations and termination of the Loan.

(e)	Further Assurances. The Borrower shall, forthwith and from time to time on request from the Lender, execute and deliver or cause to be executed and delivered, all such reasonable agreements, documents and instruments (including any change to any Loan Document) and do or cause to be done all such other matters and things which in the reasonable opinion of the Lender or the Lender’s counsel may be necessary to give the Lender (so far as may be possible under any applicable law) the Liens and the priority intended to be created by the Loan Documents or to facilitate realization under such Liens.

9.	Legal Fees and Expenses

The Borrower shall on demand of the Lender pay all reasonable legal and due diligence expenses incurred by the Lender, including the reasonable fees, charges and disbursements of counsel (plus applicable HST) in connection with the preparation, negotiation, execution, and delivery of this Agreement and the other Loan Documents; provided that all legal and due diligence costs incurred by the Lender’s counsel for the period up to and including the Closing Date shall be capped at a maximum of                         , plus applicable HST and disbursements. Any of the foregoing expenses in excess of One Thousand Canadian Dollars (CDN$1,000), other than legal fees, shall be pre-approved in writing by the Borrower.

The Borrower further agrees to pay all reasonable fees, charges, expenses and disbursements incurred by the Lender and Lender’s counsel (plus applicable taxes) in connection with any amendment to or modification of the Loan Documents and any other deliverables as defined in the Post-Closing Undertaking, in each case subject to a maximum cap to be agreed upon by the Lender and Borrower at a later date prior to the incurring of such fee, charge, expense and disbursement, each acting reasonably.

The Borrower further agrees to pay: (i) all reasonable expenses incurred by the Lender, including the fees, charges and disbursements of counsel, in connection with the waiver, enforcement, protection and preservation of its rights and remedies in connection with this Agreement and the other Loan Documents, including all such reasonable out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of the Loan.

If the Borrower fails to make any required payments as set forth in this Section 9, the Lender can deduct the amounts owing by the Borrower from any future Advances or add the amounts owing to the Outstanding Debt.

10.	Representations and Warranties

The Borrower represents and warrants as follows to the Lender and the Borrower acknowledges and confirms that the Lender is relying upon such representations and warranties:

(a)	Corporate Status. The Borrower and each Guarantor is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation as set out in Schedule “E” and the Borrower and each Guarantor has all necessary corporate power and authority to conduct its business as presently conducted and to own or lease its properties and assets in each jurisdiction where such properties and assets are situated or such business is conducted.

(b)	Corporate Power and Authority. The Borrower and each Guarantor has full corporate power and authority to enter into each Loan Document to which it is a party, and to do all acts and things and execute and deliver all documents as are required hereunder or thereunder to be done, observed or performed by it in accordance with the terms thereof.

(c)	Compliance. The Borrower and each Guarantor are in compliance in all material respects with all applicable laws, including for certainty all Cannabis Laws. The Borrower, the Borrower’s ownership of each Guarantor, and each Guarantor’s business have been and are being conducted in compliance with Cannabis Laws and the Regulator Licenses.

(d)	Authorization and Enforceability. The Borrower and each Guarantor has taken all necessary corporate action to authorize the creation, execution, delivery and performance of the Loan Documents to which it is a party, and to observe and perform the provisions of each in accordance with its terms. This Agreement and each of the other Loan Documents to which it is a party have been delivered by the Borrower and each Guarantor and constitutes valid and legally binding obligations of the Borrower and each Guarantor which are enforceable against each of them in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to the availability of equitable remedies. The Chief Executive Officer and the Chief Financial Officer of the Borrower have read and understand the terms of the Loan Documents to which the Borrower and each Guarantor are to become a party to.

(e)	Conflict with Constating Documents, Agreements and Applicable Law. The execution and delivery by the Borrower and each Guarantor and the performance by each of them of their respective obligations under, and compliance with the terms, conditions and provisions of, the Loan Documents to which they are a party will not: (i) conflict with or result in a breach of any of the terms or conditions of (a) its constating documents, by-laws or any shareholders’ agreement; (b) any applicable law, including Cannabis Laws; (c) any contractual restriction binding on or affecting it or its properties; or (d) any judgment, judgment or order, writ, injunction or decree of any court which is binding on it; or (ii) result in, require or permit: (a) the imposition of any Lien in, on or with respect to any of its assets or property (except in favour of the Lender); or (b) the acceleration of the maturity of any Debt.

(f)	No Other Authorization or Consents Necessary. Other than such filings as are necessary to perfect the Security hereunder, no action (including, the giving of any consent, licence, right, approval, authorization, registration, order or permit) of, or filing with, any governmental or public body or authority is required by the Borrower or any Guarantor to authorize, or is otherwise required by the Borrower or any Guarantor in connection with, the execution, delivery and performance by the Borrower and each Guarantor of any Loan Documents to which it is a party or in order to render this Agreement or any of the other Loan Documents to which it is a party legal, valid, binding or enforceable against it, except those actions which have been obtained or filings which have been made.

(g)	No Third Party Consents. No consent or approval of any other party is required in connection with the execution, delivery and performance by the Borrower and each Guarantor of any Loan Document to which it is a party or in order to render each of the other Loan Documents legal, valid, binding or enforceable.

(h)	No Default or Event of Default. No event has occurred and is continuing which constitutes a Default or an Event of Default nor will any such Default or Event of Default occur by reason of it entering into any Loan Document or performing its obligations thereunder or entitling itself to any benefits available to it thereunder.

(i)	No Action for Winding-Up or Bankruptcy. Other than with respect to any action taken or contemplated by the Borrower with respect to winding up, dissolving, divesting its interest in, or taking such other action to terminate or cease business operations, whether in whole or in part, of Smoker’s Corner Ltd. or some or all of the business locations operated directly or indirectly by Smoker’s Corner Ltd., provided that any such action does not result in a Material Adverse Change, there has been no voluntary or involuntary action taken either by or against the Borrower or a Guarantor for its winding-up, dissolution, liquidation, bankruptcy, receivership, administration or similar or analogous events in respect of all or any material part of its assets or revenues.

(j)	Authorized and Outstanding Capital. The authorized and outstanding capital of the Borrower and each Guarantor is as set out in Schedule “D” and each of the shares indicated in such schedule has been issued and is outstanding as fully paid and non-assessable and none of such shares is subject to any voting trust or shareholders’ agreement.

(k)	No Subsidiaries. Save and except for the Corporate Subsidiaries provided for in Schedule “L”, neither the Borrower nor any Corporate Subsidiary has any other Subsidiary.

(l)	Taxes. The Borrower and each Guarantor has duly and timely filed all federal, provincial or other tax returns which it is required by applicable law to file and all Taxes, assessments and other duties levied by the various governmental authorities with respect to the Borrower and each Guarantor have been paid when due, except to the extent that payment thereof is being contested diligently and in good faith thereby in accordance with the appropriate procedures, for which adequate reserves have been established in the books of the Borrower and each Guarantor, as the case may be. There is no material inquiry, action, suit, dispute, objection, appeal, investigation, audit, claim or other proceeding either in progress, pending, or to the best of the knowledge of the Borrower and Guarantors threatened by any governmental authority regarding any Taxes or tax returns, nor has the Borrower or any Guarantor requested, offered to enter into, or entered into, any agreement or arrangement, or executed any waiver providing for any extension of time within which it is required to pay, remit or collect any Taxes, file any tax returns or any governmental authority may assess, reassess or collect Taxes for which it is or may be liable.

(m)	Litigation. There are no actions, suits or proceedings instituted or pending nor, to the knowledge of any of the Borrower or Guarantors, after due inquiry and all reasonable investigation, threatened, against the Borrower or any Guarantor or its property before any court or arbitrator or any governmental body or instituted by any governmental body, commission, department or instrumentality, which, if decided against such party, could reasonably be expected to result in a Material Adverse Change and none of the Borrower or Guarantors is in default with respect to any law, regulation, order, writ, judgment, injunction or award of any competent government, commission, board, agency, court, arbitrator or instrumentality which could reasonably be expected to result in a Material Adverse Change.

(n)	No Judgments. None of the Borrower or Guarantors is subject to any judgment, order, writ, injunction, decree or award, or to any restriction, rule or regulation (other than customary or ordinary course restrictions, rules and regulations consistent or similar with those imposed on other Persons engaged in similar businesses) which has not been stayed, or of which enforcement has not been suspended, which results in a Material Adverse Change on the Borrower or Guarantors, its property or its business.

(o)	Licences, etc. and Compliance with Laws. All licences, franchises, certificates, consents, rights, approvals, authorizations, registrations, orders and permits required to enable the Borrower and each Guarantor to carry on its business as now conducted by it and to own, lease and operate its properties have been duly obtained and are currently subsisting. The Borrower and each Guarantor has complied in all material respects with all terms and provisions presently required to be complied with by it in all such material licences, franchises, certificates, consents, rights, approvals, authorizations, registrations, orders and permits and with all applicable laws and it is not in violation of any of the respective provisions thereof and in each case where such non-compliance or violation could reasonably be expected to result in a Material Adverse Change.

(p)	Places of Business. Schedule “E” lists the head office and chief executive office of the Borrower and each Guarantor as well as each location in which any of them currently maintains assets or has maintained assets within the last 36 months.

(q)	Ownership of Properties. The Borrower and each Guarantor has good and valid title to all of its assets including the tangible and intangible personal (movable) property reflected as assets in their books and records. The Borrower and each Guarantor owns, leases or has the lawful right to use all of the assets necessary for the conduct of its business. Except as disclosed in Schedule “M”, none of the Borrower or any Guarantor owns any real or immovable property or any assets which constitute “fixture” being personal property which has been so annexed to the realty that it is regarded as a part of the real property.

(r)	Intellectual Property. As of the date hereof, all patents, trademarks, trade names, service marks, copyrights, industrial designs and other similar rights owned by any of the Borrower or the Guarantors, are described in Schedule “F”. As of the date hereof, except as set forth in Schedule “F”, no claim has been asserted and is pending by any Person with respect to the use by any of the Borrower or the Guarantors of any intellectual property or challenging or questioning the validity, enforceability or effectiveness of any intellectual property described in Schedule “F”. Except as disclosed in Schedule “F”: (i) each of the Borrower and Guarantors has the right to use the intellectual property which such Person owns, (ii) all applications and registrations for such intellectual property are current, and (iii) to the knowledge of the Borrower, no other Person has asserted that the conduct of the Business infringes the intellectual property rights of any other Person.

(s)	Material Contracts. A true and complete copy of each Material Contract existing at the date hereof has been delivered to the Lender and each Material Contract is in full force and effect. All Material Contracts are in force and effect, unamended, and the Borrower and the Guarantors and, to the knowledge of the Borrower, each counterparty thereto, are in compliance in all material respects with all of their respective obligations under such Material Contract and no breach or default has occurred. Each Material Contract is a binding agreement of each other Person who is a party to the Material Contract.

(t)	Security. No further action is necessary on the part of Lender, the Borrower or any Guarantor in order to establish, preserve, protect and perfect the Security over all of the assets, property and undertaking of the Borrower and each Guarantor granting Security.

(u)	Permitted Liens. Except for Permitted Liens, there are no Liens upon or with respect to any of the assets or property that are subject to the Security.

(v)	Material Adverse Change. No Material Adverse Change has occurred.

(w)	Securities Accounts. None of the Borrower or any Guarantor has established nor maintains any securities account or has any securities entitlement (as those terms are defined in the Securities Transfer Act, 2006 (Ontario) (“STA”) and has not granted to any Person a security interest in any of their collateral which has been perfected by control (as such term is defined in the STA).

(x)	Insurance. The Borrower and each Guarantor maintains in full force and effect insurance in accordance with good commercial practice for all of their property and assets in accordance with good commercial practice for the business in which they are engaged.

(y)	Existing Debt. Except as set forth in Schedule “H”, there is no existing Debt outstanding for the Borrower or any Corporate Subsidiary.

(z)	Full Disclosure. To the best of Borrower’s knowledge and belief, after due inquiry, no written information or document furnished by or on behalf of Borrower and each Guarantor to the Lender in connection with the negotiation or confirmation of the transactions as contemplated hereby (including, without limitation, the financial statements) contain, as of the time such information or documents were furnished, any untrue statement of a material fact or omitted as of such time, a material fact necessary to make the statements contained herein or therein not misleading and all expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds after due and careful inquiry. There is no fact of which the Borrower is aware as of the date hereof, after due and diligent inquiry, that has not disclosed to the Lender in writing which materially adversely affects, or so far as it can now reasonably foresee, will materially adversely affect its assets, liabilities, affairs, business, prospects, operations or conditions, financial or otherwise, or its ability to perform its obligations under the Loan Documents.

11.	Affirmative Covenants

Until payment in full of all Loan Obligations owing by the Borrower to the Lender, the Borrower covenants and agrees with the Lender, unless the Lender otherwise consents in writing, that the Borrower will and will cause each Corporate Subsidiary to:

(a)	duly and punctually pay each sum payable by it under each Loan Document to which it is a party in the manner specified in such Loan Document;

(b)	use the entire proceeds of the Loan only for the purposes set out in Section 2(e);

(c)	fully and effectually maintain and keep maintained the Security granted to the Lender under the Security Documents as a valid and effective first priority Lien (subject only to Permitted Liens) at all times;

(d)	ensure that all representations and warranties made in this Agreement are true and correct at all times, except for representations made as of a date expressly stated therein.

(e)	insure and keep insured all property and assets of the Borrower and Guarantors in accordance with good commercial practice for the business in which the Borrower are engaged;

(f)	maintain its corporate existence in good standing and do or cause to be done all things necessary to keep in full force and effect all properties, rights, franchisees, licences and qualifications which are material for the Borrower and each Guarantor to carry on business in any jurisdiction in which it carries on business and to maintain all of its respective properties and assets consistent with industry standards;

(g)	continue to conduct and operate its business in a proper, efficient and business-like manner;

(h)	comply, in all material respects with all applicable laws, including Environmental Laws, Cannabis Laws, and Regulator Licenses;

(i)	pay or cause to be paid, when due, all Taxes, property taxes, business taxes, social security premiums, assessments and governmental charges or levies imposed upon it or upon its income, sales, capital or profit or any, material part of any property belonging to it;

(j)	unless otherwise agreed to by the Lender, pay or cause to be paid to the Lender, all net cash proceeds from the disposition by the Borrower or any Corporate Subsidiary in respect of an Asset Sale;

(k)	keep proper books of record and account, in which full and correct entries shall be made of all financial transactions and its assets and business in accordance with generally accepted accounting principles;

(l)	subject to all confidentiality obligations of the Borrower arising under applicable laws or under contract, and compliance with applicable laws (including the policies of the Canadian Securities Exchange), permit the Lender at any reasonable time or times, following reasonable notice to the Borrower, to visit the properties of and examine and make copies of and abstracts from the books and records of, the Borrower or any Guarantor and to meet with management of the Borrower;

(m)	subject only to a similar right granted by the Borrower in favour of , provide the Lender with the first right to provide additional financing to the Borrower, and the right to match any bona fide financing proposal from a third party funding source;

(n)	subject to compliance with applicable laws (including the policies of the Canadian Securities Exchange), and subject further to the Borrower’s board of directors satisfying its fiduciary duties, the Borrower shall, within a reasonable period of time following the initial Advance, appoint a candidate mutually agreed upon by the Lender and the Borrower to the Borrower’s board of directors;

(o)	provide notice to the Lender of all meetings of the board of directors and shareholders of the Borrower as if the Lender was a member of the board of directors or a shareholder, as the case may be, and subject to all confidentiality obligations of the Borrower arising under applicable laws or under contract, and compliance with applicable laws (including the policies of the Canadian Securities Exchange), grant to a representative of the Lender access to such meetings in the capacity of observer; provided that the representative of the Lender shall recuse itself from any such meeting, or portion thereof, where the board of directors of the Borrower, acting in good faith, determines that representation of the Lender would result in a conflict of interest or that an in camera session is appropriate;

(p)	comply in all material respects and perform its obligations under all leases (whether real or personal property), contracts and other agreements (including, without limitation, the Material Contracts) to which it is a party or by which it is bound. Notwithstanding the foregoing or anything to the contrary herein, the Borrower and each Corporate Subsidiary, provided that they have received the prior written consent of the Lender, shall be entitled to refuse to comply with or perform one or more of their respective obligations under any such lease, contract or other agreement in connection with: (i) the termination or discontinuance by the Borrower or a Corporate Subsidiary, as the case may be, of any such lease, contract or other agreement; or (ii) any commercially reasonable action taken by the Borrower or a Corporate Subsidiary in connection with any existing or imminent dispute or disagreement with respect to any such lease, contract or other agreement;

(q)	at the request of the Lender, from time to time, provide to the Lender certified copies of all Material Contracts;

(r)	provide, at the request of the Lender, a guarantee and any other security (including ancillary documents thereto, such as certificates of status, officers certificates and opinions) from any Corporate Subsidiary (irrespective of whether such Person is a Corporate Subsidiary on the date hereof or subsequently becomes a Corporate Subsidiary) in favour of the Lender;

(s)	promptly notify the Lender of any newly formed Corporate Subsidiary;

(t)	promptly notify the Lender if any Corporate Subsidiary that is not a Secured Guarantor obtains or has assets in the aggregate amount of One Hundred Thousand Canadian Dollars (CDN$100,000) or greater, or if any Corporate Subsidiary that is not a Secured Guarantor has annual revenue of One Hundred Thousand Canadian Dollars (CDN$100,000) or greater;

(u)	at any time that any Corporate Subsidiary which is not a Secured Guarantor holds cash equalling an amount greater than One Hundred Thousand Canadian Dollars (CDN$100,000), cause such Corporate Subsidiary to transfer such excess amount to a Secured Guarantor;

(v)	promptly notify the Lender if any of the Borrower or the Guarantors acquires any real (immovable) property and take all actions required by the Lender to provide first ranking security on such property in favour of the Lender, subject to Permitted Liens;

(w)	promptly notify the Lender if any of the Borrower or the Guarantors acquires any property situated outside the jurisdictions listed in Schedule “E”;

(x)	promptly, upon the request of the Lender, grant to the Lender any Lien on any of the assets of any or all of the Corporate Subsidiaries, whether now owned or hereafter acquired, to the extent that a security interest forming part of the Security has not already been granted by such Corporate Subsidiary, subject to Permitted Liens; and

(y)	take, and cause each Corporate Subsidiary to take, any reasonable action required to perfect, or maintain the ranking, perfection or validity of, the security interest granted by the Borrower in the Security Documents in respect of shares and securities owned by the Borrower in each Corporate Subsidiary and shall not take, and cause each Corporate Subsidiary to not take, any action intended to, or the result of which would, impair such perfection, rank or validity.

12.	Negative Covenants

Until payment in full of all Loan Obligations owing by the Borrower to the Lender, the Borrower covenants and agrees with the Lender, unless the Lender otherwise consents in writing, that the Borrower will not and shall cause each Corporate Subsidiary to not:

(a)	permit any Liens (except for Permitted Liens) to exist upon or with respect to any of its property or assets that is subject to the Security;

(b)	sell, transfer or otherwise dispose of or enter into any agreement to sell, transfer or otherwise dispose of, all or any non-immaterial part of the property or assets that is subject to the Security other than in the ordinary course of its business, it being understood that, notwithstanding the foregoing, the Borrower and each Corporate Subsidiary shall be entitled to sell, transfer or otherwise dispose of, in whole or in part, one or more development permits held by the Borrower or a Corporate Subsidiary;

(c)	permit the sale, transfer, assignment of, or granting of any Security on, any equity interest in the Borrower or any Guarantor;

(d)	incur any additional Debt nor issue any Debt securities except for Permitted Debt, except that the Borrower shall be permitted to issue Debt securities provided that such Debt securities rank subordinate to the Security and the new lender(s) and the Lender enter into an inter-creditor agreement satisfactory to the Lender in its sole and absolute discretion;

(e)	change the location of its registered or head office or chief executive office or its name, without adequate prior notice to the Lender in order to allow the Lender to complete, at the Borrower’s expense all registrations or filings in such other jurisdictions as the Lender shall consider necessary or advisable in protecting or preserving the Lender’s first priority Lien;

(f)	enter into any corporate transaction with any other Person (whether by way of reconstruction, reorganization, amalgamation, merger, arrangement, winding-up or otherwise) or alter its share capital structure without the approval of the Lender;

(g)	begin to conduct business in any new Subsidiary without the prior written consent of the Lender; it being agreed that the Borrower shall cause any new Subsidiary to comply with the requirements set forth in Section 11(r);

(h)	make distributions of any kind whether by way of dividend, return of capital, repayment of shareholder loans, or otherwise on the outstanding securities of the Borrower and any Corporate Subsidiaries without the prior written consent of the Lender;

(i)	the Borrower shall not make any interest or principal repayments on any Debt, except that the Borrower may make cash interest payments on the Debt identified in Schedule “J” under the heading “Permitted Cash Interest Payments”, the Borrower may make cash repayments on the Debt identified in Schedule “J” under the heading “Permitted Cash Repayments”, and the Borrower shall be entitled to issue securities to satisfy any of its interest and principal payment and repayment obligations identified in Schedule “J” under the heading “Permitted Share Payment and Repayments”, provided that with respect to , the Borrower shall (A) use commercially reasonable efforts to negotiate with the holder thereof to extend the maturity date to mature after the Initial Maturity Date or (B) have the holder convert the principal amount of such promissory note into equity of the Borrower. Notwithstanding the foregoing, to the extent that the Borrower is unable to extend the maturity date or cause the holder of the to convert the principal amount of such promissory note into equity of the Borrower, the Borrower shall be entitled to repay such outstanding indebtedness, provided that the Borrower (i) will either be cash flow neutral or cash flow positive, as mutually determined by the Lender and Borrower, each acting reasonably; and (ii) has raised equity capital subordinate to the Lender in the minimum amount of Five Million Canadian Dollars (CDN$5,000,000), it being understood that such capital raise may occur through an M&A transaction with a company with cash balances that would not otherwise be depleted such as through additional operating losses;

(j)	, it being understood that, notwithstanding the foregoing, the Borrower intends to, on or before, or following, the Closing Date, ;

(k)	purchase or redeem any of its common or preferred shares;

(l)	without the prior written consent of the Lender, the Borrower shall not, directly or indirectly, enter into or allow its Subsidiaries to enter into, any agreement with, make any financial accommodation for, or otherwise enter into any transaction with (i) an Affiliate of the Borrower; (ii) any Person that directly or indirectly owns or controls more than ten percent (10%) of the voting rights of the Borrower, (iii) any Affiliate of a Person described in clause (ii); (iv) any Person that is an officer or director of the Borrower or any Guarantor, or of any Affiliate of such Person, or (v) any immediate family member of any of the foregoing;

(m)	undertake any business transactions outside the ordinary course of business, including without limitation make any financial accommodation to any Person to the extent such financial accommodation is outside the ordinary course of business;

(n)	without the prior written consent of the Lender, make any Acquisitions except for Permitted Acquisitions;

(o)	save and except as described in Schedule “I”, make any payments of interest or principal repayments on any Debt outstanding other than payments owing to the Lender pursuant to the Loan Documents, and trade debts, obligations or other liabilities incurred in the ordinary course of business; notwithstanding the foregoing, the Borrower shall be entitled to issue securities to satisfy any of its interest and principal repayment obligations provided;

(p)	cause or permit, whether upon the happening of any contingency or otherwise, any of the assets of any Guarantor, whether now owned or hereafter acquired, to be subject to any security interest or other lien or encumbrance, other than Permitted Liens;

(q)	the Borrower or Guarantors shall not move any of their assets outside the jurisdictions listed in Schedule “E”. Further, the Borrower agrees not to transfer, sell, assign any material Intellectual Property to any Guarantor without the written consent of the Lender, not to be unreasonably withheld; and

(r)	permit the amount of any letter of credit secured by cash collateral to increase without a corresponding increase in the cash collateral and to the extent that there is a reduction in cash collateral, such reduction shall be accompanied by a reduction in the amount of the applicable letter of credit.

13.	Reporting Requirements

(a)	The Borrower shall deliver to the Lender: (i) monthly financial reports on a consolidated basis of the Borrower and Guarantors no later than fifteen (15) days after each month end, as internally prepared for the management; (ii) quarterly financial reports on a consolidated basis of the Borrower and Guarantors, as and when internally prepared for the management but at a minimum within forty-five (45) days of the end of each fiscal quarter; and (iii) the Borrower’s audited annual financial statements on a combined basis, with no material adverse qualification, within one hundred and eighty (180) days of its year end.

(b)	The Borrower shall as soon as it obtains knowledge of any Material Adverse Change give notice to the Lender of such Material Adverse Change.

(c)	The Borrower shall as soon as it obtains knowledge of any Default or Event of Default, give notice to the Lender of such Default or Event of Default, together with an outline in reasonable detail of the action it is taking to remedy such Default or Event of Default.

(d)	The Borrower shall promptly notify the Lender of:

(i)	any material action, suit, proceeding, complaint, notice, order or claim which is commenced or issued or of which it becomes aware which is pending or issued against or, to the best of its information, knowledge and belief, after due inquiry and all reasonable investigation, affecting the Borrower, a Guarantor or any of their undertaking, property and assets at law, in equity or before any arbitrator or before or by any governmental department, body, commission, board, bureau, agency or instrumentality in respect of which the Borrower or a Guarantor determine in good faith that there is a reasonable possibility of a determination adverse to the Borrower or a Guarantor and which will likely result in a Material Adverse Change; and

(ii)	any change in the name or jurisdiction of incorporation or organization of the Borrower or a Guarantor and of any change in the location of its registered office or its chief executive office or principal place of residence or its material assets.

14.	Events of Default

The occurrence of any one or more of the following events shall constitute a default under this Agreement:

(a)	Default in Payment. If the Borrower fails to pay any Outstanding Principal Obligations, interest, fees or other amounts as and when the same becomes due and payable under this Agreement or any other Loan Documents;

(b)	Default in Performance, Etc. If the Borrower or a Guarantor defaults in the performance or observance of any term, condition or covenant contained in this Agreement or any other Loan Document;

(c)	Security. If the Security, or any part thereof, ceases at any time after its execution and delivery to constitute a Lien of the rank contemplated by this Agreement;

(d)	Proceedings against the Borrower or a Guarantor. If an execution, writ of seizure and sale, or any other analogous process of any court becomes enforceable against the Borrower or Guarantor (except if (i) such process is contested in good faith by appropriate proceedings and for which a reserve reasonably satisfactory to the Lender is provided and (ii) such process does not materially adversely affect its business, operations, prospects, properties or assets or condition, financial or otherwise or its ability to perform its obligations under the Loan Documents) or if a sequestration, distress or analogous process is levied upon the property related to the Loan Documents of the Borrower or a Guarantor , or any part thereof;

(e)	Taking of possession of any property or asset of the Borrower or a Guarantor. If an encumbrancer takes possession of any property or asset of the Borrower or a Guarantor, or any part thereof which, in the opinion of Lender, is substantial or if a distress or execution or any similar process be levied or enforced there against and such condition continues for a period of thirty (30) days after its occurrence;

(f)	Abandons property or assets. If the Borrower or a Guarantor abandons its undertaking, property and assets or any material part thereof, or ceases or threatens to cease to carry on business;

(g)	Change of Control. If without the prior written consent of the Lender, there occurs a change in the Control of the Borrower or a Guarantor;

(h)	Insolvency. If the Borrower or a Guarantor shall generally not pay its Debts as such Debts become due, or shall admit in writing its inability to pay its Debts generally as they become due or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against the Borrower or a Guarantor seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, dissolution, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its Debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or tie appointment of a receiver, trustee or other similar official for it or for any substantial part of its property and, in the case of any such proceeding instituted against it (but not instituted by it), either such proceeding shall remain undismissed or unstayed for a period of forty-five (45) days or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee custodian or other similar official for it or for any substantial part of its property) shall occur; or the Borrower or a Guarantor shall take any action to authorize any of the, actions set forth above in this Section 14(h);

(i)	Consent. If any governmental or other consent, licence, or authorization required to make any Loan Document legal, valid, binding and enforceable or required in order to enable any of the Borrower or a Guarantor to perform its obligations thereunder is withdrawn or ceases to be in full force and effect and such consent, license or authorization is not reinstated within thirty (30) days except with respect to any such withdrawal or cessation which would not have a Material Adverse Change on the business of such Borrower or Guarantor or the Security granted to Lender hereunder;

(j)	Misrepresentation. If any representation or warranty made by the Borrower or a Guarantor in any Loan Document to which it is a party shall prove to have been incorrect or misleading in any material respect when made or deemed to be made.

(k)	Binding Obligations. If the material obligations of the Borrower or a Guarantor under any of the Loan Documents shall cease to constitute the legal, valid and binding obligations of the Borrower or a Guarantor or shall cease to be in full force and effect or the Borrower or a Guarantor shall have contested the validity of any of the Loan Documents or denied that the Borrower or a Guarantor had any liability under such Loan Document.

(l)	Material Agreements. Any of the Borrower or a Guarantor defaults in the performance or observance of any material term, condition or covenant contained in any agreements to which it is a party, including but not limited to Material Contracts or any other Debt instrument issued by the Borrower or a Guarantor and such default has not been cured within any applicable.

(m)	Material Adverse Change. There has occurred an event or development which has given rise to, or is reasonably likely to give rise to, a Material Adverse Change.

(n)	Merger or Amalgamation. If without the prior written consent of the Lender, the Borrower or a Guarantor effects or passes an effective resolution authorizing any merger or amalgamation with any Person.

(o)	Nature of Business. If the Borrower or a Guarantor materially changes or threatens to change materially the nature or scope of its business or ceases or threatens to cease business or sells, transfers or otherwise disposes of the whole or any substantial part of its assets whether by one transaction or a series of transactions, related or not (except in the ordinary course of business or with the prior written consent of the Lender).

15.	Acceleration

Upon the occurrence of any Event of Default, the Lender shall give notice in writing to the Borrower of the occurrence of an Event of Default with details thereof. The Borrower shall then have a period of five (5) Banking Days to cure each of the Events of Default set out in such notice, failing which upon the expiration of such five (5) Banking Days, the Lender may in their sole discretion, take any or all of the following actions:

(a)	declare the Outstanding Principal Obligations and accrued interest owing thereon to be immediately due and payable;

(b)	enforce and realize upon the Security or any of it; and

(c)	proceed by any other action, suit, remedy or proceeding authorized or permitted by this agreement, or by law or by equity.

Notwithstanding anything herein to the contrary, if an Event of Default referred to in Sections 14(a), 14(d), 14(e), 14(f) and 14(o) occurs, unless the Lender otherwise agrees, the Loan Obligations shall be accelerated and become immediately due and payable automatically without any action on the part of the Lender being required. Upon the occurrence of any other Event of Default, the Lender may by written notice delivered to the Borrower as set forth above declare all obligations of the Borrower to the Lender to be immediately due and payable. In the case of an Event of Default referred to in Section 14(a), solely, the Lender, unless such Event of Default occurs more than two times during the term of this Agreement, shall not exercise its rights under this Section 15 for two (2) Banking Days without any requirement to provide notice to the Borrower either before or after the Event of Default.

16.	Remedies Cumulative

It is expressly understood and agreed that the rights and remedies of the Lender hereunder or under any other Loan Document or other instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or any other Loan Document shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which the Lender may be lawfully entitled for such default or breach.

17.	No Prejudice, etc.

Nothing contained in any Loan Document or any other security hereafter acquired by Lender with respect to the Loan Obligations or any part thereof, nor any act or omission of the Lender with respect to such Loan Document or Security, shall in any way prejudice or affect the rights, remedies and powers of the Lender with respect to any other such Security at the time held by the Lender.

18.	Application of Payments and Proceeds of Realization After an Event of Default

If any Event of Default shall occur, all payments made by the Borrower hereunder shall be applied in the following order:

(a)	to amounts due hereunder as costs and expenses of the Lender or of any receiver appointed by the Lender or any similar agent (including costs and expenses incurred in the exercise of all or any of the powers granted to it hereunder);

(b)	to amounts due hereunder as fees;

(c)	to any other amounts (other than amounts in respect of interest or principal) due hereunder;

(d)	to amounts due hereunder as interest;

(e)	to amounts due hereunder as Outstanding Principal Obligations; and

(f)	any balance to the Borrower or as a court of competent jurisdiction shall determine.

19.	Rights and Waivers

(a)	Lender’s rights. All of the Lender’s rights with respect to the Security granted under the Loan Documents shall continue unimpaired, and the Borrower shall be and remain obligated in accordance with the terms hereof, notwithstanding the release, substitution or non-perfection of any other security for the Loan Obligations under the Loan Documents at any time(s), or of any rights or interests therein, or any delay, extension of time, renewal, compromise or other indulgence, and consents to be bound thereby as fully and effectively as if the Borrower had expressly agreed thereto in advance.

(b)	Exercise of rights by the Lender. Failure by the Lender to exercise any right, remedy or option under any Loan Document or delay by the Lender in exercising such right, remedy or option will not operate as a waiver by the Lender of their right to exercise any such right, remedy or option. No waiver by the Lender will be effective unless it is in writing and then only to the extent specifically stated. Lender’s rights and remedies under the Loan Documents will be cumulative and not exclusive of any other right or remedy which the Lender may have.

(c)	Notice. Demand, presentment, protest, notice of default, notice of acceleration, notice of intention to accelerate and notice of non-payment are hereby waived by the Borrower. The Borrower also waives the benefit of all laws pertaining to or otherwise concerning any valuation, appraisal and exemption of Borrower’s property. Recourse to any security held by the Lender pursuant to this Agreement will not be required at any time.

20.	Power of Attorney

The Borrower hereby irrevocably nominates and constitutes the Lender, with full power of substitution, its true and lawful attorney and agent, with full power and authority, in its name, place and stead, to sign and deliver any such deeds, documents, certificates, agreements and written instruments and to take such further action as is required to realize on the Security, which powers are coupled with an interest. Such power of attorney shall not be exercisable by the Lender unless a Default or Event of Default has occurred, is continuing and all applicable cure periods have elapsed.

21.	Books and Records

Upon the occurrence of a Default or Event of Default that is continuing, the Lender may conduct any review of the Borrower which the Lender deems necessary, including a review of the books and records of the Borrower, all at the cost of the Borrower at the rate of CDN$500 per hour to a maximum of ten (10) hours per occurrence.

22.	Indemnification by the Borrower

The Borrower shall indemnify and save harmless the Lender and its officers, directors, employees, agents, advisors, representatives and affiliates (each, an “Indemnified Party”) from and against, and shall on demand pay to each Indemnified Party, on a full indemnity basis, any and all losses and expenses (including interest and, to the extent permitted by applicable law, penalties, fines and monetary sanctions) which an Indemnified Party suffers or incurs as a result of or otherwise in respect of:

(a)	any claim or liability of any kind relating to an Environmental Law which arises out of the execution, delivery or performance of, or the enforcement or exercise of any right under, any Loan Document, including any claim in nuisance, negligence, strict liability or other cause of action arising out of a discharge of a Hazardous Substance, any fines or orders of any kind that may be levied or made pursuant to an Environmental Law in each case relating to or otherwise arising out of any of the assets or property of the Borrower;

(b)	the direct or indirect use or proposed use of the proceeds of the Advance other than as permitted hereunder;

(c)	any Default or Event of Default; or

(d)	any litigation commenced by a third party against any Indemnified Party arising out of the execution, delivery or performance of, or the enforcement of any right under, any Loan Document.

The Lender shall be constituted as the agent and bare trustee of each Indemnified Party and shall hold and enforce each such Indemnified Party’s rights under this paragraph for such party’s benefit. The foregoing indemnity shall not apply in respect of losses and expenses of an Indemnified Party to the extent that they are determined by a final judgment of a court of competent jurisdiction to have directly resulted from the gross negligence or willful misconduct of that Indemnified Party.

23.	Release of Security

Promptly upon repayment in full of the Loan Obligations of the Borrower and at the written request of the Borrower, the Lender will sign discharges, documents, certificates and written instruments reasonably required to discharge the Security at the expense of the Borrower.

24.	Notices

All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or a responsible employee of the Lender or the Borrower, as the case may be, or sent by facsimile or other direct electronic means, charges prepaid, as follows:

In the case of the Borrower:	High Tide Inc. Unit 112, 11127 - 15 Street N.E. Calgary, Alberta, T3K 2M4

Attention: Raj Grover, Chief Executive Officer
Email:
With a copy to
Garfinkle Biderman LLP 1 Adelaide Street East, Suite 801, Toronto, Ontario, M5C 2V9
Attention:
Email:
In the case of the Lender:	Windsor Private Capital Limited Partnership 28 Hazelton Avenue, Suite 200 Toronto, Ontario, M5R 2E2

Attention:
Email:
Facsimile:

or to such other address or addresses as either party hereto may from time to time designate to the other party in such manner. Any such communication shall be deemed to have been validly and effectively given if (i) personally delivered, on the date of such delivery if such date is a Banking Day and such delivery was made prior to 4:00 p.m. (Toronto time), otherwise on the next Banking Day, (ii) transmitted by facsimile or similar means of recorded communication on the Banking Day following the date of transmission.

25.	Confidentiality

(a)	Subject to Section 26(o), the Lender agrees to use efforts in accordance with its customary practices to ensure that financial statements or other information relating to the Borrower and the Guarantors which may be delivered to it or obtained by it pursuant to, or in furtherance of the objectives in, this Agreement and which are not publicly filed or otherwise made available to the public generally (and which are not independently known to the Lender) will, to the extent permitted by law, be treated confidentially by the Lender and will not, except with the consent of the Borrower, be distributed or otherwise made available by the Lender to any Person other than its directors, officers, employees, authorized agents, counsel or other representatives (provided the other representatives have agreed or are under a duty to keep all information confidential) required, in the reasonable opinion of the Lender, to have such information. The Lender is authorized to deliver a copy of any financial statements or any other information which may be delivered to it or obtained by it pursuant to this Agreement to: (i) and to use any such information in connection with a transaction with: (A) any actual or potential loan participant or assignee; or (B) any direct or indirect contractual counterparty or prospective counterparty to any credit derivative transaction relating to the Borrower or a Guarantor; (ii) any governmental entity having jurisdiction over the Lender in order to comply with any applicable law; and (iii) any Affiliate of the Lender required, in the reasonable opinion of the Lender, to have such information (provided that such Affiliate has agreed or are under a duty to keep all information confidential).

(b)	During the period commencing on the date that any material non-disclosed confidential information is provided to the Lender or any representative of the Lender (including, for greater certainty, any representative of the Lender granted access to any meeting of, and any nominee director appointed to, the board of directors of the Borrower), neither the Lender nor its respective representatives, affiliates or associates who have received such material non-disclosed confidential information shall, directly or indirectly, without the express written consent of the board of directors of the Borrower:

(i)	in any manner acquire, directly or indirectly, ownership, direction or control over more than 5% of the outstanding common shares of the Borrower or a material portion of its assets;

(ii)	directly or indirectly “solicit”, or participate or join with any other Person in the “solicitation” of, any “proxies” (as such terms are defined in the Securities Act (Ontario) to vote, or to seek to advise or to influence any person with respect to the voting of, any voting securities of the Borrower;

(iii)	engage in any discussions or negotiations, conclude any understandings or enter into any agreement, or otherwise act in concert with, any third party (including any director, officer, or employee of the Borrower), other than the Borrower’s duly appointed representatives, to propose or effect any take-over bid, amalgamation, merger, arrangement or other business combination with respect to the Borrower or any of its affiliates or to propose or effect any acquisition or purchase of substantially all of the assets of the Borrower or any of its affiliates;

(iv)	institute any shareholder proposal in respect of the Borrower or otherwise attempt to influence or control the conduct of the shareholders of the Borrower;

(v)	otherwise act alone or in concert with others to seek to seek to control or to influence the management, board of directors or policies of the Borrower;

(vi)	make any public announcement with respect to any of the foregoing or any intention, plan or arrangement relating to same;

(vii)	take any action, directly or directly, and whether alone or in concert with others that would be in breach of applicable securities laws, including, without limiting the foregoing, provisions relating to “insider trading” and/or “tipping”; or

(viii)	assist, advise or encourage any third party in doing any of the foregoing.

The foregoing restriction in Section 25(b) shall not apply to any of the Lender’s representatives effecting or recommending transactions in securities, to the extent such is done in compliance with applicable securities laws.

26.	General

(a)	Termination Date. If the Closing Date shall not have occurred on or before January 17, 2020, the Lender, in its discretion may terminate this Agreement by providing written notice of such termination to the Borrower. Upon such termination, the Borrower shall forthwith repay the Outstanding Debt together with all other amounts owing hereunder.

(b)	Permitted Liens. The inclusion of reference to Permitted Liens in any Loan Document shall mean that they are permitted to exist (whether in priority to or subsequent in priority to the Security, as determined by applicable law) and shall not be interpreted as meaning that such interests and Liens are entitled to priority over the Security nor is such reference intended to subordinate and shall not subordinate, and shall not be interpreted as subordinating, any Lien created by any of the Security to any such Permitted Lien.

(c)	Date of Payment. If a date of payment under this Agreement falls on a day which is not a Banking Day, then the applicable date will be the immediately preceding Banking Day.

(d)	Currency. Unless otherwise specified in this Agreement, all references to dollar amounts (without further description) will mean Canadian Dollars.

(e)	Waivers. The Lender may waive any breach by the Borrower or a Guarantor of any provision of any Loan Document or the performance of any covenant or condition to be observed or performed by the Borrower or a Guarantor under any Loan Document. No waiver and no act or omission by the Lender in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent breach, whether of the same or a different nature, or the rights arising therefrom.

(f)	Further Assurances. The Borrower shall take such action and execute and deliver such documents as the Lender may reasonably request from time to time to give effect to the terms, conditions, provisions, purpose and intent of this Agreement.

(g)	Evidence of Indebtedness. Notwithstanding the terms and conditions set out herein and the existence of any promissory note that may be issued by the Borrower to the Lender from time to time, the Borrower acknowledges that the actual recording of the amount of the Outstanding Principal Obligations or repayment thereof under this Agreement and interest, fees, and other amounts due hereunder shall constitute, in the absence of demonstrable error, “prima facie” evidence of the Debt and liabilities of the Borrower from time to time under this Agreement, provided that the obligation of the Borrower to pay or repay any Debt shall not be affected by the failure of the Lender to make such recording.

(h)	Set-off. The Loan Obligations will be paid by the Borrower without regard to any equities between the Borrower and the Lender or any right of set-off or counterclaim. Any Debt owing by the Lender to the Borrower, direct or indirect, extended or renewed, actual or contingent, matured or not, may be set off or applied against, or combined with, the Loan Obligations by the Lender at any time, either before or after maturity, without demand upon or notice to anyone.

(i)	Agreements. Each reference in this Agreement to any agreement or document (including this Agreement and any other term defined in this Agreement that is an agreement or document) shall be construed to include such agreement or document (including any attached schedules, appendices and exhibits) and each amendments made to it at or before the time in question.

(j)	Headings, etc. The Article and Section headings in this Agreement are included solely for convenience, are not intended to be full or accurate descriptions of the text to which they refer and shall not be considered part of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section, Subsection, Schedule, paragraph, subparagraph, clause or other portion of this Agreement.

(k)	Grammatical Variations. In this Agreement, unless the context otherwise requires, (i) words and expressions (including words and expressions (capitalized or not) defined or given extended meanings) in the singular include the plural and vice versa (the necessary changes being made to fit the context), (ii) words in one gender include all genders and (iii) grammatical variations of words and expressions (capitalized or not) defined, given extended meanings or incorporated by reference herein shall be construed in like manner.

(l)	Certain references. To the extent the context so admits, any reference in this Agreement to “include”, “includes” and “including” shall be construed to be followed by the statement “without limitation” and none of such terms shall be construed to limit any word or statement which it follows to the specific items or matters immediately following it or similar terms or matters. To the extent the context so admits, any reference in this Agreement to the Lender “acting reasonably”, with “reasonableness” or any like phrase shall be construed to mean that the Lender shall act in a reasonable manner expected of an arm’s length lender.

(m)	Schedules. The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule “A”	–	Permitted Liens
Schedule “B”	–	Form of Draw Request
Schedule “C”	–	Lender Wire Instructions
Schedule “D”	–	Authorized and Outstanding Capital
Schedule “E”	–	Locations
Schedule “F”	–	Intellectual Property
Schedule “G”	–	Material Contracts
Schedule “H”	–	Debt
Schedule “I”	–	Permitted Debt
Schedule “J”	–	Permitted Repayments
Schedule “K”	–	Form of Warrant Certificate
Schedule “L”	–	High Tide Inc. Corporate Chart
Schedule “M”	–	Real Property

(n)	Amendment. This Agreement and documents collateral hereto may be modified or amended only if the Borrower and the Lender so agree in writing.

(o)	Publicity. Each party shall be permitted to make a public announcement of the transactions contemplated under this Agreement and the other Loan Documents, subject to the prior approval of the other party, which shall not be unreasonably withheld. If the Borrower or any of its Affiliates is required by applicable law to file a copy of this Agreement or any Loan Document on SEDAR (or otherwise publicly file a copy of this Agreement or any Loan Document), the Borrower (or such Affiliate), shall be entitled to redact this Agreement or any Loan Document to such extent as may be permitted or required by applicable laws and file it on SEDAR (or otherwise), provided that the Borrower (or such Affiliate) shall promptly provide the Lender with redacted copies of such documents.

(p)	Finder’s Fees. Other than with respect to a finder’s fee payable to Bayline Capital Partners, no broker’s or finder’s fee or commissions will be payable by reason of any action of the Borrower with respect to any of the transactions contemplated hereby.

(q)	Entire Agreement. There are no representations, warranties, conditions, other agreements or acknowledgments, whether direct or collateral, express or implied, that form part of or affect this Agreement or any other Loan Document other than as expressed herein or in such other Loan Document. The execution of each Loan Document has not been induced by, nor does the Borrower rely upon or regard as material, any representations, warranties, conditions, other agreements or acknowledgments not expressly made in any Loan Document.

(r)	Severability. Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

(s)	Paramountcy. In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any other Loan Document, the provisions of this Agreement shall prevail and be paramount.

(t)	Successors and Assigns. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. The Lender shall have the right to assign this Agreement and any other Loan Document without the prior written consent of the Borrower; provided, however, that in the event that Windsor Private Capital Limited Partnership has assigned all, and not less than all, of its interest in the Loan, other than to an Affiliate, the covenant in Section 11(o) of this Agreement shall thereupon be of no further force and effect. In connection with the assignment of this Agreement or any other Loan Document, the Lender shall have the right to, without the prior written consent of the Borrower, confidentially disclose such non-confidential information concerning the Borrower and any Guarantor as the Lender considers appropriate in its sole and absolute discretion, subject to the recipient of such information agreeing to comply with the terms of a non-disclosure agreement. The Borrower and each Guarantor shall not assign all or any of any of its rights or obligations under this Agreement and any other Loan Document.

(u)	Governing Law. This Agreement and all documents delivered pursuant hereto shall, unless otherwise specified therein, be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(v)	Time of the Essence. Time shall in all respect be of the essence of this Agreement, and no extension or variation of this Agreement or of any obligation hereunder shall operate as a waiver of this provision.

(w)	Execution. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Transmission of a copy of an executed signature page of this Agreement (including any amendments to this Agreement) by facsimile transmission or e-mail in pdf format shall be effective as delivery of an original manually executed counterpart hereof.

(x)	No Contra Proferentem. This Loan Agreement has been reviewed by each party’s professional advisors, and revised during the course of negotiations between the parties. Each party hereto acknowledges that this Agreement is the product of their joint efforts, that it expresses their intentions, and that, if there is any ambiguity in any of its provisions, no rule of interpretation favouring one party over another based on authorship will apply.

[The next page is the signature page.]

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement.

WINDSOR Private Capital INC., as general partner of, WINDSOR Private Capital LIMITED PARTNERSHIP,

By:
Name:
Title:

HIGH TIDE INC.

By:
Name:
Title:

Signature Page - Loan Agreement

Schedule “A”
PERMITTED LIENS

[Redacted for confidentiality reasons.]

Schedule “B”
FORM OF draw Request

To:	Windsor Private Capital Limited Partnership

This Draw Request is delivered pursuant to the loan agreement made between, High Tide Inc., as borrower, and Windsor Private Capital Limited Partnership, as lender, dated as of January ___, 2020, as it may be amended, supplemented or replaced from time to time (the “Loan Agreement”). Terms used herein as defined terms shall have the respective meanings ascribed in the Loan Agreement.

1.	The undersigned Borrower hereby requests an Advance as follows:

(a)	date of Advance:

(b)	amount of Advance:

(c)	payment instructions (if any):

(d)	Purpose/use of Advance proceeds:

2.	The undersigned Borrower hereby certifies that as at the date hereof:

(a)	the representations, warranties and covenants in Sections 10, 11 and 12 of the Loan Agreement are true and correct in all material respects as if made on the date hereof (unless expressly stated to apply only as at a specific earlier date); and

(b)	no Default, Event of Default or Material Adverse Change has occurred and is continuing, nor shall the making of the Advance result in a Default, Event of Default or Material Adverse Change.

Dated this ____________ day of ____________________, ____________.

HIGH TIDE INC.

By:
Name:	Raj Grover
Title:	Chief Executive Officer

Schedule “C”
LENDER WIRE INSTRUCTIONS

[Redacted for confidentiality reasons and due to potential prejudice to the Borrower.]

Schedule “D”
AUTHORIZED AND OUTSTANDING CAPITAL

[Redacted for confidentiality reasons.]

Schedule “E”
LOCATIONS

[Redacted for confidentiality reasons and due to potential prejudice to the Borrower.]

Schedule “F”
Intellectual Property

[Redacted for confidentiality reasons and due to potential prejudice to the Borrower.]

Schedule “G”
MATERIAL CONTRACTS

[Redacted for confidentiality reasons.]

Schedule “H”
DEBT

[Redacted for confidentiality reasons and due to potential prejudice to the Borrower.]

Schedule “I”
PERMITTED DEBT

[Redacted for confidentiality reasons and due to potential prejudice to the Borrower.]

Schedule “J”
PERMITTED REPAYMENTS

[Redacted for confidentiality reasons and due to potential prejudice to the Borrower.]

Schedule “K”
FORM OF WARRANT CERTIFICATE

[Redacted for confidentiality reasons and due to potential prejudice to the Borrower.]

Schedule “L”
HIGH TIDE INC. CORPORATE CHART

Schedule “M”
Real property

[Redacted for confidentiality reasons and due to potential prejudice to the Borrower.]